1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

May 26, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Christina Fettig

Re:	Sarbanes-Oxley Review of Select Series of Schwab Capital Trust (File Nos. 033-62470 and 811-07704); Schwab Investments (File Nos. 033-37459 and 811-06200); and Schwab Strategic Trust (File Nos. 333-160595 and 811-22311) (each, a “Registrant” and collectively, the “Registrants”)

Dear Ms. Fettig:

This letter responds to comments that you conveyed orally via a telephone conference with Michael Cirelli, Jason Davis, Derek DeBenedictis, Catherine MacGregor, Robin Nesbitt and Dana Smith of Charles Schwab Investment Management, Inc., dba Schwab Asset Management (“Schwab”), and Stephen Cohen and Phillip Garber of Dechert LLP on April 29, 2022, concerning Schwab’s correspondence filed on April 8, 2022, in response to your comments provided on March 9, 2022, relating to your review of certain filings and other materials of select series of the Registrants (each, a “Fund”) listed on Exhibit A pursuant to the Sarbanes-Oxley Act of 2002. A summary of your comments, followed by the Registrants’ responses, is set forth below:

Prospectus

1.	Comment: Generally, it is the view of the staff of the Securities and Exchange Commission (the “SEC Staff”) that professional fees related to foreign tax reclaims should be disclosed as an expense in the Statement of Operations. Please explain the rationale or accounting guidance relied on to record those professional fees netted against investment income instead of as separate line item in the expense section of the Statement of Operations.

Response: As noted on the telephone conference held on April 29, 2022, Schwab generally views professional fees and reimbursements made to the investment adviser in the amounts of less than 0.01% (i.e., one basis point) of the average net assets of a Fund to be immaterial. In this case, the total amount of professional fees and reimbursements associated with tax reclaims for any Fund amounted to less than one basis point, and in relation to the size of the Funds, Schwab deemed such amounts to be immaterial. These fees are paid upfront by the Funds and are contractually waived by the investment adviser. In addition, these are non-routine fees, infrequent in occurrence and subject to repayment to the investment adviser only if the Fund successfully recovers income related to foreign tax reclaims. Professional fees associated with upfront professional fees for tax reclaims are presented as an expense and expense reduction along with an explanatory footnote in the Statement of Operations, and all details are presented on a gross basis in the notes to financial statements affiliated section. Repayment made to the investment adviser for previously waived upfront professional fees occurs when the Fund recognizes income. When income recognition occurs, the investment adviser is repaid for previously waived professional fees associated with foreign tax reclaims. Repayment of previously waived fee amounts are presented net of dividend income and are measured for separate disclosure when the amount exceeds one basis point of average net assets. All details related to Fund foreign tax reclaim activities during the period are disclosed on a gross basis in the financial notes affiliated section. Schwab confirms for future reports that if foreign tax professional fees repayments made to the investment adviser amount to more than one basis point of a Fund’s average net assets they will be disclosed as a separate line item in the expense section of the Statement of Operations and will include an explanatory footnote in the Financial Highlights.

2.	Comment: The SEC Staff notes that the Schwab response indicated that it would consider updates to the Funds’ Item 4.C disclosure about the nature of the services rendered by the principal accountant for the audit-related fees and the tax fees “consistent with industry practice.” The SEC Staff notes that such disclosure is required by Item 4.C under Form N-CSR.

Response: The Funds will disclose more detail in future Form N-CSR filings in response to Item 4.C of Form N-CSR.

*      *      *

Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

Exhibit A

File #	Registrant Name	Series ID	Series Name	FYE Reviewed
811-07704	SCHWAB CAPITAL TRUST	S000006551	Laudus International MarketMasters Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000006549	Schwab Balanced Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000005514	Schwab Core Equity Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000005515	Schwab Dividend Equity Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000019900	Schwab Fundamental Emerging Markets Large Company Index Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000016768	Schwab Fundamental International Large Company Index Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000019901	Schwab Fundamental International Small Company Index Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000016766	Schwab Fundamental US Large Company Index Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000016767	Schwab Fundamental US Small Company Index Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000005519	Schwab Health Care Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000022039	Schwab International Core Equity Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000005914	Schwab International Index Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000005513	Schwab Large-Cap Growth Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000005916	Schwab MarketTrack All Equity Portfolio	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000005918	Schwab MarketTrack Balanced Portfolio	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000005919	Schwab MarketTrack Conservative Portfolio	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000005917	Schwab MarketTrack Growth Portfolio	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000005911	Schwab S&P 500 Index Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000005516	Schwab Small-Cap Equity Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000005912	Schwab Small-Cap Index Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000005521	Schwab Target 2010 Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000020935	Schwab Target 2015 Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000005522	Schwab Target 2020 Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000020936	Schwab Target 2025 Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000005523	Schwab Target 2030 Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000020937	Schwab Target 2035 Fund	10/31/2021

811-07704	SCHWAB CAPITAL TRUST	S000005524	Schwab Target 2040 Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000039605	Schwab Target 2045 Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000039606	Schwab Target 2050 Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000039607	Schwab Target 2055 Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000054918	Schwab Target 2060 Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000071107	Schwab Target 2065 Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000005913	Schwab Total Stock Market Index Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000059731	Schwab U.S. Large-Cap Growth Index Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000059732	Schwab U.S. Large-Cap Value Index Fund	10/31/2021
811-07704	SCHWAB CAPITAL TRUST	S000059733	Schwab U.S. Mid-Cap Index Fund	10/31/2021
811-06200	SCHWAB INVESTMENTS	S000006818	Schwab California Tax-Free Bond Fund	8/31/2021
811-06200	SCHWAB INVESTMENTS	S000068892	Schwab Opportunistic Municipal Bond Fund	8/31/2021
811-06200	SCHWAB INVESTMENTS	S000056208	Schwab Short-Term Bond Index Fund	8/31/2021
811-06200	SCHWAB INVESTMENTS	S000006815	Schwab Tax-Free Bond Fund	8/31/2021
811-06200	SCHWAB INVESTMENTS	S000006819	Schwab Treasury Inflation Protected Securities Index Fund	8/31/2021
811-06200	SCHWAB INVESTMENTS	S000056207	Schwab U.S. Aggregate Bond Index Fund	8/31/2021
811-06200	SCHWAB INVESTMENTS	S000006807	Schwab 1000 Index Fund	10/31/2021
811-22311	SCHWAB STRATEGIC TRUST	S000059091	Schwab 1000 Index ETF	8/31/2021
811-22311	SCHWAB STRATEGIC TRUST	S000026639	Schwab Emerging Markets Equity ETF	8/31/2021
811-22311	SCHWAB STRATEGIC TRUST	S000071197	Schwab International Dividend Equity ETF	8/31/2021
811-22311	SCHWAB STRATEGIC TRUST	S000026637	Schwab International Equity ETF	8/31/2021
811-22311	SCHWAB STRATEGIC TRUST	S000026638	Schwab International Small-Cap Equity ETF	8/31/2021
811-22311	SCHWAB STRATEGIC TRUST	S000026631	Schwab U.S. Broad Market ETF	8/31/2021
811-22311	SCHWAB STRATEGIC TRUST	S000034163	Schwab U.S. Dividend Equity ETF	8/31/2021
811-22311	SCHWAB STRATEGIC TRUST	S000026632	Schwab U.S. Large-Cap ETF	8/31/2021
811-22311	SCHWAB STRATEGIC TRUST	S000026633	Schwab U.S. Large-Cap Growth ETF	8/31/2021
811-22311	SCHWAB STRATEGIC TRUST	S000026634	Schwab U.S. Large-Cap Value ETF	8/31/2021
811-22311	SCHWAB STRATEGIC TRUST	S000026635	Schwab U.S. Mid-Cap ETF	8/31/2021
811-22311	SCHWAB STRATEGIC TRUST	S000026636	Schwab U.S. Small-Cap ETF	8/31/2021

2